# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fusion Fuel Green PLC, CIK 0001819794
CUSIP: G3R25D209
Title of class of securities: Class A Ordinary Shares, $0.0035 nominal value per share
Address of issuer's principal executive offices: 9 Pembroke Street Upper, Dublin, Ireland (L2), D02 KR83
Date of event which requires filing of this statement: 01/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002110306

## Reporting persons
- Lantern Management Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,749,184; sole dispositive power 0; shared dispositive power 1,749,184; aggregate amount beneficially owned 1,749,184 (9.99% of the class)
  Comment: Includes 1,519,559 Warrants (as defined below) to purchase Class A Ordinary Shares. The Warrants contain provisions preventing exercise if such exercise would result in the Reporting Persons beneficially owning greater than 9.99% of the outstanding Class A Ordinary Shares when aggregated with all other Class A Ordinary Shares beneficially owned. As a result, at any given time, the Reporting Persons may be deemed to beneficially own Class A Ordinary Shares underlying the Warrants only to the extent their total beneficial ownership does not exceed 9.99%.
- Lantern Management Fund GP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,749,184; sole dispositive power 0; shared dispositive power 1,749,184; aggregate amount beneficially owned 1,749,184 (9.99% of the class)
  Comment: Includes 1,519,559 Warrants (as defined below) to purchase Class A Ordinary Shares. The Warrants contain provisions preventing exercise if such exercise would result in the Reporting Persons beneficially owning greater than 9.99% of the outstanding Class A Ordinary Shares when aggregated with all other Class A Ordinary Shares beneficially owned. As a result, at any given time, the Reporting Persons may be deemed to beneficially own Class A Ordinary Shares underlying the Warrants only to the extent their total beneficial ownership does not exceed 9.99%.

## Item 1. Issuer
Name of issuer: Fusion Fuel Green PLC
Address of issuer's principal executive offices: 9 Pembroke Street Upper, Dublin, Ireland D02 KR83

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Lantern Management Fund LP

Lantern Management Fund GP
Address of principal business office or, if none, residence: The principal address of the Reporting Persons is CO SERVICES CAYMAN LIMITED, Willow House, Cricket Square, Grand Cayman KY1-1001, Cayman Islands.
Citizenship: The Reporting Persons are organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of the Class A Ordinary Shares as of the date hereof, based upon 2,345,718 Class A Ordinary Shares outstanding as of January 26, 2026, as provided by the Issuer.

Lantern Management Fund LP is the record holder of (i) 229,625 Class A Ordinary Shares, (ii) prefunded warrants to purchase an aggregate of 281,815 Class A Ordinary Shares at an exercise price of $0.0035 per share (the "Pre-Funded Warrants"), (iii) warrants to purchase an aggregate of 786,886 Class A Ordinary Shares at an exercise price of $3.50 per share (the "$3.50 Warrants"), and (iv) warrants to purchase an aggregate of 450,858 Class A Ordinary Shares at an exercise price of $5.00 per share (the "$5.00 Warrants," and together with the Pre-Funded Warrants and $3.50 Warrants, the "Warrants").

The Warrants are immediately exercisable. The Pre-Funded Warrants do not expire, and the $3.50 Warrants and $5.00 Warrants expire on July 25, 2028. The Warrants contain provisions preventing exercise if such exercise would result in the Reporting Persons beneficially owning greater than 9.99% of the outstanding Class A Ordinary Shares when aggregated with all other Class A Ordinary Shares beneficially owned. As a result, at any given time, the Reporting Persons may be deemed to beneficially own Class A Ordinary Shares underlying the Warrants only to the extent their total beneficial ownership does not exceed 9.99%.

Lantern Management Fund GP is the general partner of Lantern Management Fund LP. Voting and investment decisions with respect to the securities held by Lantern Management Fund LP are made by the investment committee of Lantern Management Fund GP, which is comprised of three members and acts by majority vote.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,749,184
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,749,184

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1: Joint Filing Agreement

## Signatures
- Lantern Management Fund LP: /s/ Michael John McCaffrey, Michael John McCaffrey, Manager of Lantern Management Fund GP, its general partner (02/13/2026)
- Lantern Management Fund GP: /s/ Michael John McCaffrey, Michael John McCaffrey, Manager (02/13/2026)